Filed Pursuant to Rule 253(g)(2)
File No. 024-12163

NORHART INVEST LLC

SUPPLEMENT NO. 1 DATED JULY 6, 2023
TO THE OFFERING CIRCULAR DATED JUNE 30, 2023

This supplement (“Supplement No. 1”) supplements, and should be read in conjunction with, the offering circular of Norhart Invest LLC (“Norhart”), dated June 30, 2023, as qualified on June 30, 2023 (the “Offering Circular”). Unless otherwise defined herein, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The sole purpose of this Supplement No. 1 is to disclose the Series A Interest Rate paid on Norhart’s Series A “Flexible” Promissory Notes. Except as expressly set forth herein, the Offering Circular remains unchanged.

Series A “Flexible” Promissory Notes Interest Rate

Effective as of July 1, 2023, the Series A Interest Rate paid on the Series A “Flexible” Promissory Notes issued on or after such date shall be 4.51% per annum. Interest is earned daily but posted to the Investor’s account monthly.